Exhibit 1.02

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Corporation Reports an Increase in Non-GAAP Revenue and Improved Gross Margin in the Third Quarter of 2010 compared to Prior Year Period

HONG KONG, ATLANTA, Nov. 18, 2010 — CDC Corporation (NASDAQ: CHINA), a leading China-based value-added operator of, and growth investor in, hybrid (SaaS/On-Premise) enterprise software, IT Services, and New Media assets, today announced financial results for the quarter ended Sept. 30, 2010. For the third quarter of 2010, CDC Corporation reported Non-GAAP revenue(a) of $79.6 million and Adjusted EBITDA(a) of $7.0 million, compared to Non-GAAP revenue of $76.6 million and Adjusted EBITDA of $9.0 million for the third quarter of 2009. For the nine months ended Sept. 30, 2010, Adjusted EBITDA was $24.6 million compared to $28.6 million in the same period a year earlier.

Third quarter 2010 Non-GAAP revenue of $79.6 million exceeded First Call consensus third quarter estimate of $78.9 million. CDC Corporation’s Non-GAAP gross margin(a) for the third quarter of 2010 was 52 percent, compared to 49 percent in the third quarter of 2009. As of Sept. 30, 2010, the company had Non-GAAP cash and cash equivalents(a) of $104.0 million and cash flow from operations was $6.9 million for the third quarter of 2010 and $8.7 million for the nine months ended Sept 30, 2010.

“Overall, we are satisfied with the performance of our assets and are very excited about our new investment initiative - the recently announced RMB Fund,” said Peter Yip, CEO of CDC Corporation. “CDC Corporation’s Non-GAAP gross margin improved to 52 percent primarily due to increases in gross margin for its CDC Software and CDC Games’ businesses. CDC Corporation’s largest publicly-listed investment, CDC Software, has made outstanding progress in improving top line revenue and building higher margin software-as-a–service (SaaS) revenue under its new hybrid enterprise software business model. CDC Global Services has made key inroads in helping to position the company for growth in the cloud computing market in China with the launch of the Foshan Cloud Computing Center. CDC Games also improved its revenue and profitability despite the summer vacations impacting game playing time.”

Growth-Oriented Core Asset Revenue and Operating Metrics Summary

As a value-added investor in hybrid (SaaS and on-premise) enterprise software, IT services and new media assets, CDC Corporation executes two investment strategies. The first strategy includes growing its core majority interests in its portfolio of enterprise software, IT services and New Media assets.

Below is a summary of the financial results of CDC Corporation’s core portfolio of assets.

CDC Software (NASDAQ:CDCS)

On a standalone basis, CDC Software had the following results for the three months ended Sept. 30, 2009 and 2010:

	Q3 2009	Q3 2010

Non-GAAP revenue	$48.6 million	$54.2 million

Adjusted EBITDA	$13.2 million	$10.1 million

Adjusted EBITDA Margin(a)	27%	19%

Operating cash flow in the third quarter of 2010 was $12.0 million, and cash and cash equivalents were $36.4 million as of September 30, 2010. Third quarter 2010 license revenue increased by 18 percent to $9.0 million, compared to $7.6 million in the third quarter of 2009. Non-GAAP SaaS revenue(a) increased 48 percent to $3.9 million, compared to $2.6 million in the second quarter of 2010. Third quarter 2010 Total Contracted Backlog (TCB) was $133.9 million, compared to $99.3 million in the third quarter of 2009. TCB is the sum of the remaining revenue value of SaaS and term license or rental contracts through the end of their respective terms, the value of contracted renewals for current SaaS and rental contracts based on 12 months of value, plus annualized maintenance revenues from existing on-premise contracts based on the rolling average of the previous 12 months.

“Overall, we are pleased with our third quarter 2010 results, including our 18 percent growth in license revenue and 12 percent increase in Non-GAAP revenue compared to the third quarter of 2009, an impressive 35 percent improvement in third quarter TCB of $133.9 million compared to $99.3 million in the third quarter 2009, significant expansion in application sales, and solid cash flow from operations of $12.0 million,” said Bruce Cameron, president of CDC Software. “While the transition to this hybrid model, which includes increased R&D and sales and marketing spending, will impact profitability in the short-term, we believe we are headed in the right direction for resuming healthy top line revenue growth, and maintaining above industry average profitability with a more predictable recurring revenue stream. With an impressive 35 percent improvement in third quarter Total Contracted Backlog compared to the third quarter 2009, and increases in our recurring revenue for the third quarter, we expect to accomplish our previously announced goal to develop recurring revenue streams reaching closer to 70 percent of total revenue over the next few years. We also expect to accomplish our plans to expand our hybrid business model through organic growth, accelerating cross-sell activity and expanding in emerging markets, as well as through strategic investments and acquisitions.”

For more information regarding the financial performance of CDC Software during the third quarter of 2010, please see CDC Software’s third quarter 2010 earnings press release located at the company’s website: www.cdcsoftware.com.

CDC Global Services

On a standalone basis, CDC Global Services had the following results for the three months ended Sept. 30, 2009 and 2010:

	Q3 2009	Q3 2010

GAAP Revenue:	$19.2 million	$18.6 million

Adjusted EBITDA:	$0.3 million	$(0.3) million

Adjusted EBITDA Margin:	2%	(2)%

For the third quarter of 2010, CDC Global Services reported GAAP revenue of $18.6 million and Adjusted EBITDA of negative ($300,000), compared to GAAP revenue of $19.2 million and Adjusted EBITDA of $300,000 in the third quarter of 2009. For the nine months ended Sept 30, 2010, Adjusted EBITDA improved to $2.3 million compared to $914,000 for the same period a year ago.

Third quarter 2010 revenue of $18.6 million improved sequentially compared to $16.4 million and $17.6 million reported in the first and second quarters in 2010, respectively. Total staff utilization was approximately 87 percent in the third quarter of 2010.

In the third quarter of 2010, CDC Global Services opened its Foshan Municipal Cloud Computing Center in China, which provides cloud-based computing resources to the public sector users and businesses in the city of Foshan and the neighboring regions. During the third quarter, CDC Global Services also launched its ERP Solutions practice in China as well. These practices are positioning the company for growth in the cloud computing market and for deeper penetration into the ERP consulting and solution services market in China.

CDC Global Services was also included in the Deloitte Technology Fast 50 China Program as recognition of its growth and its delivery of innovation and quality to the IT services market. Deloitte Technology Fast 50 China ranks mainland China and Hong Kong technology companies based on a three-year average revenue growth rates.

Some additional highlights in the CDC Global Services business during the third quarter of 2010 included several significant engagements:

•

A Fortune 500 supplier of systems and services to aerospace and defense markets purchased CDC Global Services’ Catalyst XPS small parcel shipping solution and related services at 15 sites in North America, Canada, EMEA and Asia/Pacific.

•	CDC Global Services has been engaged to provide IT strategic planning advice to Zhangzhou Development Park in the coastal region of China.

•	CDC Global Services was chosen to provide SAP consulting services for the China State Power Grid National Project

•	CDC Global Services has secured several SAP staff augmentation contracts in Shanghai, and expects to grow rapidly in this practice.

•	CDC Global Services is providing security reviews of multiple banking sites throughout Asia/Pacific for the largest Australian bank in Asia.

•	One of the largest insurance companies in the world has contracted with CDC Global Services to provide IT and related services for its business analytics initiative.

“We are making significant progress in expanding our business in China with the recent opening of the Foshan Cloud Computing Center, as well as the launch of the new practices announced last quarter. We also plan to open up new offices in Nanjing and Foshan and a new consulting joint venture in Beijing in the next few months,” said CK Wong, CEO of CDC Global Services. “Already, we have been seeing momentum in our consulting and services business with a number of key new engagements in China.”

New Media (includes CDC Games and China.com)

On a standalone basis, CDC Games had the following results for the three months ended Sept. 30, 2009 and 2010:

	Q3 2009	Q3 2010

GAAP Revenue:	$6.2 million	$6.4 million

Adjusted EBITDA:	$(0.9) million	$1.1 million

Adjusted EBITDA Margin:	(14)%	16%

GAAP revenue for CDC Games during the third quarter of 2010 increased by 4.0 percent to $6.4 million, compared to $6.2 million in the third quarter of 2009. Adjusted EBITDA for the third quarter of 2010 improved to $1.1 million, compared to negative Adjusted EBITDA of ($900,000) in the third quarter of 2009, primarily due to cost-cutting measures and streamlining of operations. Adjusted EBITDA margin was 16 percent in the third quarter of 2010, compared to Adjusted EBITDA margin of negative (14) percent in the third quarter of 2009.

Update on Games Portfolio in the New Media Business

During the third quarter of 2010, CDC Games’ saw increased metrics for Yulgang after the launch of its major 5.0 release. Revenue has nearly doubled for EVE Online since the launch of this game’s Wormhole expansion release in June 2010. Street Gears, a new casual game, is currently in closed beta testing, a new version release of Shaiya is planned for later this month, and a new game called Mythical Legends is currently in early alpha testing.

CDC Games holds the exclusive distribution rights in China for The Lord of the Rings Online (LOTRO), which is the only massively multiplayer online role playing game (MMORPG) based on the literary works of J.R.R. Tolkien. LOTRO is developed by North American-based Turbine, Inc., a subsidiary of Warner Bros. Home Entertainment Group. CDC Games is currently working with the technical and support staff of Turbine in the development of the free-to-play version that will also include social media features. Previously, CDC Games and Turbine were working on the development of a subscription-based game for China. Turbine, however, later developed a free-to-play version of LOTRO for launch in North America and Europe. Despite causing a delay in the launch, CDC Games decided to launch LOTRO as a free-to-play game since the company believes this model will meet with more success in the China market. Furthermore, Turbine has advised that the LOTRO launch this Fall was considered successful in North America and Europe. The planned launch of LOTRO in China is expected at the end of the first quarter of 2011.

“We are pleased with our improved revenue and profitability, despite the third quarter being impacted by less game playing time due to summer vacations,” said Simon Wong, CEO of CDC Games. “The new version releases of our games have been well received in the third quarter and we are looking forward to launching new games and major new version releases in the coming months. We are also looking forward to the upcoming launch of LOTRO as a free-to-play game. We have continued to receive solid support from Turbine and we are working diligently with them for our upcoming planned launch date. While we delayed the launch due to our decision to offer the game as a free-to-play, we believe this is the best model for LOTRO in the China games market. Most notably, Turbine’s success in launching LOTRO as a free-to play-game in the U.S. and Europe gives us added confidence in our upcoming planned launch.”

On a standalone basis, China.com had the following results for the three months ended Sept. 30, 2009 and 2010:

	Q3 2009	Q3 2010

GAAP Revenue:	$2.7 million	$3.1 million

Adjusted EBITDA:	$(0.4) million	$(0.3) million

Adjusted EBITDA Margin:	(14)%	(9)%

GAAP revenue for the third quarter of 2010 was $3.1 million, compared to $2.7 million in the third quarter of 2009. China.com reported negative Adjusted EBITDA of approximately ($300,000) in Q3 2010, compared to negative Adjusted EBITDA of approximately ($400,000) in Q3 2009.

During the third quarter of 2010, China.com’s Portal business continued to expand its Automobile and web games channels and added some major global brand clients.

China.com had a solid performance from its TTG business that organized the Singapore Gifts and Stationary Show and its print projects from the Shanghai EXPO. China.com’s tourism publication has been appointed the official publication for the inaugural Youth Olympics in Singapore.

On September 10, 2010, the board of directors of China.com approved a special dividend of $0.077 per share, or $8.2 million to its shareholders. CDC Corporation, which owns approximately 79 percent of China.com, received approximately $6.5 million in cash.

Minority Interest Investments

CDC Corporation’s other investment strategy includes identifying and executing on opportunities to co-invest with leading venture capital and private equity funds through minority interests in fast growth companies in emerging markets related to CDC Corporation’s core assets.

Below is a brief snapshot of CDC Corporation’s minority-interest investments:

•

A memorandum of understanding (MOU) was signed to jointly establish a private equity fund, “Foshan Nanhai-CDC Technology and New Media Fund,” initially to be funded at 600 million RMB, with the government of Nanhai District, Foshan. The Fund is expected to mainly consist of investments in start-up and growth technology companies, as well as leading U.S. technology and new media companies. Formal approvals from the China government for this RMB Fund are expected in the coming months.

•

Menue (formerly Bbmf) is one of the largest independent operators of 3G comics in Japan. CDC Corporation holds a 20 percent equity interest in this company. Menue has developed and launched more than 400 mobile gaming applications. The company also recently launched operations in the U.S.

•

eBizNET, a provider of SaaS supply chain execution solutions, is part of CDC Software’s Strategic Cloud Investment Partner Program (SCIPP). eBizNET recently won the 4th Express, Logistics and Supply Chain award in the category of “Best Supply Chain Management Solutions Provider of the Year.”

•

Marketbright, a SaaS marketing automation solutions provider, is part of CDC Software’s SCIPP. In Q3 2010, the company closed on a Marketbright/Pivotal cross-sell deal to one of the leading digital security companies and has several others in the pipeline. The integration tool for Marketbright and CDC’s Pivotal CRM solution is expected to be available at the end of this year.

Share Buyback

Since September 2010, CDC Corporation has purchased a total of 47,500 of its shares at an average price of $4.17 per share. Since the beginning of the year, CDC Corporation, management and certain affiliates of the company, have purchased an aggregate of approximately 167,391 shares at an average price of $5.53 per share. Since the third quarter of 2009, CDC Corporation, CDC Software, management, affiliates and family members, have purchased, in aggregate, a total of nearly $8.0 million of the respective CDC Corporation and CDC Software shares.

Concluding Remarks

Yip concluded, “In the third quarter, we continued to advance our two key investment strategies that include enhancing the value of our growth-oriented core assets in hybrid enterprise software, IT services and New Media, and co-investing with venture capital and private equity funds through minority interests in fast growth companies in emerging markets. We believe we are executing well on the strategies we have in place, and along with our planned RMB Fund, we believe we are creating additional value for our assets, as well positioning the company to deliver improved returns for shareholders. As a valued-added growth investor, we believe CDC’s core assets are not reflected in its current market valuation, and as such, we expect to continue to buy CDC Corporation shares.”

Conference Call

The company’s senior management will host a conference call for financial analysts and investors on Thursday, Nov. 18, 2010, at 8:30AM EDT.

USA-based Toll Free Number: +1-(888) 603-6873

International: +1 973 582 2706

Passcode: #:# 18661278 Call Leader: Monish Bahl

Investors are invited to listen to a live webcast of the conference call which can be accessed through the investor section of the CDC Corporation website at www.cdccorporation.net. The call can also be accessed through www.streetevents.com. To listen to the call, please go to the website at least 15 minutes prior to the call and download any necessary audio software.

Instant Replay

For those unable to call in, a digital instant replay will be available after the call until Dec. 2, 2010. U.S. based Toll Free Number: +1 800 642 1687, U.S.-based Toll Number: +1 706 645 9291 Passcode or PIN #: 18661278

Footnotes:

All dollar amounts are in U.S. dollars

* CDC Corporation has recently changed the composition of its Adjusted EBITDA measurement, as provided herein, to be consistent with the presentation of Adjusted EBITDA for its subsidiary, CDC Software Corporation. CDC Corporation believes this revised presentation is a useful measure of operating performance.

(a) Adjusted Financial Measures

This press release includes Adjusted EBITDA, Non-GAAP revenue, Non-GAAP cash and cash equivalents, Adjusted EBITDA margin, Non-GAAP SaaS revenue, which are not prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) (collectively, the “Non-GAAP Financial Measures”). We believe that these Non-GAAP Financial Measures are helpful in understanding our past financial performance and our future results. Non-GAAP Financial Measures are not alternatives for measures such as revenue, cash and cash equivalents and other measures prepared under GAAP. These Non-GAAP Financial measures may also be different from Non-GAAP measures used by other companies. Non-GAAP Financial Measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these Non-GAAP Financial Measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for GAAP performance measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These supplemental Non-GAAP Financial Measures should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments to net earnings determined in accordance with GAAP. Reconciliations of Non-GAAP Financial Measures to GAAP are provided herein immediately following the financial statements included in this press release.

(b) Revised 2009 Information

Results provided herein for 2009 may be different than those previously reported in our press releases due to certain year-end adjustments required to be made in connection with the audit of our financial statements for the year ended December 31, 2009.

About CDC Corporation

CDC Corporation is a China-based value-added operator of, and growth investor in, hybrid (on premise and SaaS) enterprise software, IT, and new media businesses. The company pursues two value-added investment strategies. The first strategy includes actively managing majority interests in its core portfolio of hybrid enterprise software, IT services and New Media businesses, adding value by driving operational excellence, top-line growth and overall profitability. The third strategy includes identifying and executing on opportunities to co-invest with leading venture capital and private equity funds through minority interests in fast growth companies in emerging markets related to CDC Corporation’s core assets. This third strategy, which complements the first, helps to mitigate risk and enhance deal flow for the company. CDC Corporation expects to deliver superior returns and additional value for its shareholders through these strategies, as well as through its plans to declare and pay regular dividends in the form of registered shares of its publicly listed subsidiaries and other assets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs and expectations about any potential investments or transactions that we may undertake, our beliefs and expectations regarding our transition to a hybrid model at CDC Software, including future increases in R&D and sales and marketing expense, as well as the potential impact to profitability, our beliefs regarding any future revenue or business growth, recurring revenues, and other metrics, our beliefs regarding plans to expand our hybrid business through organic growth, accelerated cross-selling activity, expanding in emerging markets, as well as through strategic investments and acquisitions, our beliefs and expectations for future growth in our CDC Global Services business, including growth in the cloud computing and ERP consulting and sales markets, our beliefs and expectations regarding any trends or momentum we may see, our expectations regarding any future or planned game testing or launches, including LOTRO, our beliefs regarding the free-to-play version of LOTRO and the potential success thereof, our beliefs and expectations regarding the Foshan Nanhai-CDC Technology and New Media Fund, including the potential receipt of requisite approvals relating thereto, our beliefs and expectations regarding our strategies and our success in executing thereon, our beliefs regarding the value of our shares and our sum of parts valuation approach, our beliefs about our plans and strategies and factors that may affect them, our beliefs regarding any amounts, projections of performance and other matters relating to any future period, our expectations regarding revenue and SaaS revenue growth, including the rate thereof, our goals with respect to levels of recurring revenue, our plans relating to joint ventures or other partnerships, our beliefs and expectations regarding improved profitability and our positioning for growth at CDC Global Services, our expectations regarding opportunities for revenue growth in China, our beliefs regarding the decrease in metrics at CDC Games and the condition of the games market in China, our beliefs regarding value that can be provided to our customers and potential customers, our expectations regarding future expansion in China and the potential benefits to us, our customers and shareholders, our beliefs regarding the utility of the Non-GAAP and pro forma financial information provided herein, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations in our companies; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful products and services; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (h) the possibility of development or deployment difficulties or delays; (i) the dependence on customer satisfaction with the company’s games, software products and services; (j) continued commitment to the deployment of the products, including enterprise software solutions; (k) risks involved in developing software solutions and integrating them with third-party software and services; (l) the continued ability of the company’s products and services to address client-specific requirements; (m) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; (n) risks associated with our convertible debt; (o) the outcome of any litigation in which we are a party; and (p) the ability of staff to operate the enterprise software and extract and utilize information from the company’s products and services. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Also, the results and benefits experienced by customers and users set forth in this press release may differ from those of other users and customers. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 30, 2010. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this press release.

CDC Corporation

Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars except share and per share data)

	December 31,	September 30,
	2009 (b)	2010
ASSETS	Audited	Unaudited
Current assets:
Cash	$115,290	$90,918
Restricted cash	790	140
Accounts receivable (net of allowance of $8,839 and $8,367 at December 31, 2009 and September 30, 2010, respectively)	58,883	57,873
Available-for-sale securities	2,418	1,427
Deferred tax assets	5,387	5,527
Prepayments and other current assets	13,276	17,265

Total current assets	196,044	173,150

Property and equipment, net	13,500	11,261
Goodwill	177,858	197,940
Intangible assets, net	94,859	85,961
Investments	12,863	13,030
Equity investments	11,360	11,360
Deferred tax assets	35,983	36,171
Other assets	4,220	6,680

Total assets	$546,687	$535,553

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$22,513	$20,487
Purchase consideration payables	2,457	1,638
Income tax payable	2,867	5,539
Accrued liabilities	37,382	37,087
Restructuring accruals, current portion	2,061	1,543
Short-term loans	12,539	7,923
Convertible notes	52,320	57,101
Deferred revenue	59,975	57,369
Deferred tax liabilities	1,797	1,669

Total current liabilities	193,911	190,356

Deferred tax liabilities	23,985	24,069
Long-term debt	—	8,242
Purchase consideration payables, net of current portion	810	2,452
Other liabilities	14,584	15,812

Total liabilities	233,290	240,931

Contingencies and commitments

Shareholders’ equity:
Preferred shares, $0.003 par value; 1,666,667 shares authorized, no shares issued	—	—
Class A common shares, $0.00075 par value; 266,666,667 shares authorized; 39,492,990 and 39,557,163 shares issued as of December 31, 2009 and September 30, 2010, respectively; 35,253,982 and 35,182,698 shares outstanding as of December 31, 2009 and September 30, 2010, respectively	28	28
Additional paid-in capital	740,981	744,481
Common stock held in treasury; 4,239,008 and 4,374,465 shares at December 31, 2009 and September 30, 2010, respectively	(58,091)	(57,824)
Accumulated deficit	(427,169)	(444,739)
Accumulated other comprehensive income	18,796	21,324

Total shareholders’ equity	274,545	263,270

Noncontrolling interest	38,852	31,352

Total equity	313,397	294,622

Total liabilities and shareholders’ equity	$546,687	$535,553

CDC Corporation

Unaudited Consolidated Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	June 30,	September 30,
	2010	2010
REVENUE:
CDC Software	$52,591	$53,007
CDC Global Services	15,767	15,870
CDC Games	7,111	6,384
China.com	3,092	3,095

Total revenue	78,561	78,356

COST OF REVENUE:
CDC Software	23,612	23,517
CDC Global Services	12,932	13,224
CDC Games	5,233	4,976
China.com	1,362	1,342

Total cost of revenue	43,139	43,059

Gross profit	35,422	35,297
Gross margin %	45%	45%

OPERATING EXPENSES:
Sales and marketing expenses	13,000	12,172
Research and development expenses	7,062	6,868
General and administrative expenses	15,125	18,277
Exchange gain	(1,182)	(1,139)
Amortization expenses	2,121	2,195
Restructuring and other charges	878	(18)

Total operating expenses	37,004	38,355

Operating loss	(1,582)	(3,058)
Operating margin %	-2%	-4%

Other loss, net	(1,870)	(1,526)

Loss before income taxes	(3,452)	(4,584)
Income tax expense	(3,964)	(1,409)

Net loss	(7,416)	(5,993)
Net (income) loss attributable to noncontrolling interest	(493)	(107)

Net loss attributable to controlling interest	$(7,909)	$(6,100)

Basic and diluted loss per share from operations attributable to controlling interest (1)	$(0.23)	$(0.18)

Basic and diluted loss per share attributable to controlling interest (1)	$(0.23)	$(0.18)

Weighted average number of common shares outstanding - basic	35,232,253	35,162,009

Weighted average number of common shares outstanding - diluted	35,232,253	35,162,009

(1)	Refer to “Unaudited Basic and Diluted Earnings (Loss) Per Share Calculation” schedule for calculation of earnings per share amounts.

CDC Corporation

Unaudited Consolidated Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended September 30,
	2009	2010
REVENUE:
CDC Software	$48,611	$53,007
CDC Global Services	19,223	15,870
CDC Games	6,163	6,384
China.com	2,652	3,095

Total revenue	76,649	78,356

COST OF REVENUE:
CDC Software	21,445	23,517
CDC Global Services	16,020	13,224
CDC Games	4,799	4,976
China.com	1,170	1,342

Total cost of revenue	43,434	43,059

Gross profit	33,215	35,297
Gross margin %	43%	45%

OPERATING EXPENSES:
Sales and marketing expenses	11,705	12,172
Research and development expenses	4,001	6,868
General and administrative expenses	17,147	18,277
Exchange gain	(848)	(1,139)
Amortization expenses	1,953	2,195
Restructuring and other charges	1,242	(18)

Total operating expenses	35,200	38,355

Operating loss	(1,985)	(3,058)
Operating margin %	-3%	-4%

Other income (loss), net	10,506	(1,526)

Income (loss) before income taxes	8,521	(4,584)
Income tax expense	(1,907)	(1,409)

Income (loss) from continuing operations	6,614	(5,993)
Loss from operations of discontinued subsidiaries, net of tax	(139)	—

Net income (loss)	6,475	(5,993)
Net income attributable to noncontrolling interest	(892)	(107)

Net income (loss) attributable to controlling interest	$5,583	$(6,100)

Basic and diluted earnings (loss) per share from continuing operations attributable to controlling interest (1)	$0.15	$(0.18)

Basic and diluted earnings (loss) per share attributable to controlling interest (1)	$0.15	$(0.18)

Weighted average number of common shares outstanding - basic	35,333,465	35,162,009

Weighted average number of common shares outstanding - diluted	36,051,224	35,162,009

(1)	Refer to “Unaudited Basic and Diluted Earnings (Loss) Per Share Calculation” schedule for calculation of earnings per share amounts.

CDC Corporation

Unaudited Consolidated Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Nine months ended September 30,
	2009	2010
REVENUE:
CDC Software	$149,573	$156,126
CDC Global Services	57,581	48,078
CDC Games	21,879	21,463
China.com	8,112	9,091

Total revenue	237,145	234,758

COST OF REVENUE:
CDC Software	69,327	71,097
CDC Global Services	48,156	39,152
CDC Games	15,492	15,794
China.com	3,680	4,389

Total cost of revenue	136,655	130,432

Gross profit	100,490	104,326
Gross margin %	42%	44%

OPERATING EXPENSES:
Sales and marketing expenses	34,159	37,736
Research and development expenses	12,708	20,619
General and administrative expenses	48,785	48,561
Exchange gain	(2,032)	(1,697)
Amortization expenses	5,894	6,475
Restructuring and other charges	3,332	698

Total operating expenses	102,846	112,392

Operating loss	(2,356)	(8,066)
Operating margin %	-1%	-3%

Other income (loss), net	27,235	(4,493)

Income (loss) before income taxes	24,879	(12,559)
Income tax expense	(7,107)	(4,188)

Income (loss) from continuing operations	17,772	(16,747)
Loss from operations of discontinued subsidiaries, net of tax	(409)	—

Net income (loss)	17,363	(16,747)
Net (income) loss attributable to noncontrolling interest	(825)	(823)

Net income (loss) attributable to controlling interest	$16,538	$(17,570)

Basic and diluted earnings (loss) per share from continuing operations attributable to controlling interest (1)	$0.43	$(0.51)

Basic and diluted earnings (loss) per share attributable to controlling interest (1)	$0.42	$(0.51)

Weighted average number of common shares outstanding - basic	35,415,668	35,222,234

Weighted average number of common shares outstanding - diluted	35,598,257	35,222,234

(1)	Refer to “Unaudited Basic and Diluted Earnings (Loss) Per Share Calculation” schedule for calculation of earnings per share amounts.

CDC Corporation

Unaudited Consolidated Statement of Cash Flows

(Amounts in thousands of U.S. dollars)

	Three months ended
	June 30,	September 30,
	2010	2010
OPERATING ACTIVITIES:
Net loss	$(7,416)	$(5,993)
Adjustments to reconcile net income to net cash provided by operating activities
Loss on disposal of property and equipment	17	133
Gain on disposal of available-for-sale securities	(101)	(373)
Bad debt expense	426	774
Amortization expense	6,679	6,813
Depreciation expense	1,820	1,695
Stock compensation expenses	1,535	1,464
Deferred income tax provision	2,293	(2,455)
Exchange gain	(1,182)	(1,139)
Amortization of debt issuance costs	(63)	87
Interest expense	1,570	1,535
Changes in operating assets and liabilities:
Accounts receivable	(1,251)	5,214
Deposits, prepayments and other receivables	2,353	(782)
Other assets	688	200
Accounts payable	(1,555)	49
Accrued liabilities	(1,346)	(1,857)
Deferred revenue	(1,929)	(2,404)
Income tax payable	1,192	3,395
Other liabilities	(99)	572

Net cash provided (used) in operating activities	3,631	6,928

INVESTING ACTIVITIES:
Acquisition, net of cash acquired	(21,075)	216
Payments for prior year acquisitions	(2,100)	(780)
Purchase of property, plant & equipment	(144)	(670)
Purchases of intangible assets	(956)	(9)
Disposal (acquisition) of cost method investments	(82)	372
Purchase of available-for-sale securities	(391)	—
Investment in cost method investees	(1,920)	(148)
Change in restricted cash	606	—

Net cash used in investing activities	(26,062)	(1,019)

FINANCING ACTIVITIES:
Issuance of share capital, net of offering costs	—	178
Short-term borrowings (repayments)	12,699	(7,208)
Debt issuance costs	(1,389)	—
Payment for capital lease obligations	(289)	(92)
Purchase of CDC Software shares	(1,599)	(1,712)
Purchases of treasury stock	(569)	(843)
Dividend distribution by China.com	—	(2,553)
Other financing	—	1,266

Net cash provided (used) in financing activities	8,853	(10,964)

Effect of exchange differences on cash	(834)	2,318

Net decrease in cash	(14,412)	(2,737)
Cash at beginning of period	108,067	93,655

Cash at end of period	$93,655	$90,918

CDC Corporation

Unaudited Consolidated Statement of Cash Flows

(Amounts in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2009	2010	2009	2010
OPERATING ACTIVITIES:
Net income (loss)	$6,475	$(5,993)	$17,363	$(16,747)
Adjustments to reconcile net income to net cash provided by operating activities
Loss on disposal of property and equipment	147	133	226	150
Loss (gain) on disposal of available-for-sale securities	(416)	(373)	29	(1,352)
Bad debt expense	345	774	1,084	1,152
Amortization expense	6,500	6,813	20,415	20,584
Depreciation expense	1,725	1,695	5,275	5,113
Stock compensation expenses	2,382	1,464	4,215	4,112
Deferred income tax provision	1,752	(2,455)	6,909	(162)
Exchange gain	(848)	(1,139)	(2,032)	(1,697)
Amortization of debt issuance costs and debt discount on convertible notes	1,115	87	4,312	145
Fair market value adjustment on convertible notes	(11,507)	—	(33,675)	—
Interest income	(1)	—	(51)	—
Interest expense	—	1,535	—	4,700
Changes in operating assets and liabilities:
Accounts receivable	10,165	5,214	25,750	4,119
Deposits, prepayments and other receivables	752	(782)	(1,242)	(1,613)
Other assets	58	200	(612)	414
Accounts payable	(692)	49	(1,417)	(3,328)
Accrued liabilities	(1,437)	(1,857)	(9,459)	(5,284)
Deferred revenue	(4,512)	(2,404)	(8,445)	(5,025)
Income tax payable	445	3,395	(3,333)	2,594
Other liabilities	(328)	572	121	783

Net cash provided by operating activities	12,120	6,928	25,433	8,658

INVESTING ACTIVITIES:
Acquisition, net of cash acquired	(1,324)	216	(1,324)	(23,105)
Payments for prior year acquisitions	(944)	(780)	(944)	(2,880)
Purchase of property, plant & equipment	(2,008)	(670)	(3,022)	(1,101)
Purchases of intangible assets	(253)	(9)	(253)	(1,222)
Payment for capitalized software	(905)	—	(3,000)	—
Disposal (acquisition) of cost method investments	(398)	372	(1,226)	1,766
Purchase of available-for-sale securities	—	—	—	(688)
Investment in cost method investees	—	(148)	(38)	(2,068)
Proceeds from disposal of available-for-sale securities	11,025	—	26,352	1,427
Change in restricted cash	8	—	3,662	686

Net cash provided (used) in investing activities	5,201	(1,019)	20,207	(27,185)

FINANCING ACTIVITIES:
Issuance of share capital, net of offering costs	52,032	178	52,544	178
Short-term borrowings (repayments)	(2,698)	(7,208)	(7,868)	2,679
Repayment of convertible notes	(34,569)	—	(100,671)	—
Debt issuance costs	—	—	—	(1,389)
Payment for capital lease obligations	(95)	(92)	(460)	(499)
Purchase of CDC Software shares	—	(1,712)	—	(4,625)
Purchases of treasury stock	(241)	(843)	(1,350)	(1,541)
Dividend distribution by China.com	(2,863)	(2,553)	(13,518)	(2,553)
Other financing	—	1,266	—	1,266

Net cash provided (used) in financing activities	11,566	(10,964)	(71,323)	(6,484)

Effect of exchange differences on cash	805	2,318	1,553	639

Net increase (decrease) in cash	29,692	(2,737)	(24,130)	(24,372)
Cash at beginning of period	111,871	93,655	165,693	115,290

Cash at end of period	$141,563	$90,918	$141,563	$90,918

CDC Corporation

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended
	June 30,	September 30,
	2010	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating loss	$(1,582)	$(3,058)
Add back restructuring and other charges	878	(18)
Add back depreciation expense	1,820	1,695
Add back amortization expense	2,121	2,194
Add back amortization expense included in cost of revenue	4,558	4,619
Add back stock compensation expenses	1,535	1,464
Subtract exchange gain	(1,182)	(1,139)
Add back deferred revenue grind (1)	1,444	1,194

Adjusted EBITDA	$9,592	$6,951

Adjusted EBITDA margin %	12%	9%

CDC Software
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)
	June 30,	September 30,
	2010	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating income	$4,594	$3,852
Add back restructuring and other charges	602	(376)
Add back depreciation expense	952	869
Add back amortization expense	1,296	1,350
Add back amortization expense included in cost of revenue	3,457	3,515
Add back stock compensation expenses	552	764
Subtract exchange gain	(1,155)	(1,105)
Add back deferred revenue grind (1)	1,444	1,194

Adjusted EBITDA	$11,742	$10,063

Adjusted EBITDA margin %	22%	19%

CDC Global Services Unaudited Reconciliation From GAAP Results to Adjusted EBITDA (Amounts in thousands of U.S. dollars)
	June 30,	September 30,
	2010	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating income loss	$(1,568)	$(2,598)
Add back restructuring and other charges	1,373	1,457
Add back depreciation expense	70	84
Add back amortization expense	641	605
Add back amortization expense included in cost of revenue	1	4
Add back stock compensation expenses	105	135
Add back exchange loss	—	1
Add back deferred revenue grind (1)	—	—

Adjusted EBITDA	$622	$(312)

Adjusted EBITDA margin %	4%	-2%

CDC Games Corporation

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	June 30,	September 30,
	2010	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating income loss	$(1,638)	$(1,061)
Add back restructuring and other charges	141	139
Add back depreciation expense	734	709
Add back amortization expense	—	—
Add back amortization expense included in cost of revenue	1,100	1,100
Add back stock compensation expenses	181	165
Add (subtract) exchange loss (gain)	—	—
Add back deferred revenue grind (1)	—	—

Adjusted EBITDA	$518	$1,052

Adjusted EBITDA margin %	7%	16%

CDC China.com Unaudited Reconciliation From GAAP Results to Adjusted EBITDA (Amounts in thousands of U.S. dollars)

	June 30,	September 30,
	2010	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating income loss	$(496)	$(515)
Add back restructuring and other charges	—	—
Add back depreciation expense	60	33
Add back amortization expense	—	—
Add back amortization expense included in cost of revenue	—	—
Add back stock compensation expenses	146	210
Add (subtract) exchange loss (gain)	—	—
Add back deferred revenue grind (1)	—	—

Adjusted EBITDA	$(290)	$(272)

Adjusted EBITDA margin %	-9%	-9%

Corporate Unaudited Reconciliation From GAAP Results to Adjusted EBITDA (Amounts in thousands of U.S. dollars)

	June 30,	September 30,
	2010	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from operations
Operating loss	$(2,474)	$(2,736)
Add back restructuring and other charges	(1,238)	(1,238)
Add back depreciation expense	4	—
Add back amortization expense	184	239
Add back amortization expense included in cost of revenue	—	—
Add back stock compensation expenses	551	190
Subtract exchange gain	(27)	(35)
Add back deferred revenue grind (1)	—	—

Adjusted EBITDA	$(3,000)	$(3,580)

(1)	Deferred revenue grind represents the fair value adjustment required to reduce the historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations plus a normal profit margin based on fulfillment effort.

CDC Corporation

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2009	2010	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(1,985)	$(3,058)	$(2,356)	$(8,066)
Add back restructuring and other charges	1,242	(18)	3,332	698
Add back depreciation expense	1,715	1,695	5,200	5,113
Add back amortization expense	1,953	2,194	5,894	6,474
Add back amortization expense included in cost of revenue	4,547	4,619	14,521	14,110
Add back stock compensation expenses	2,367	1,464	4,125	4,112
Subtract exchange gain	(848)	(1,139)	(2,032)	(1,697)
Add back deferred revenue grind (1)	—	1,194	—	3,841

Adjusted EBITDA from continuing operations (2)	$8,991	$6,951	$28,684	$24,585

Adjusted EBITDA margin %	12%	9%	12%	10%

CDC Software Unaudited Reconciliation From GAAP Results to Adjusted EBITDA (Amounts in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2009	2010	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating income	$7,188	$3,852	$21,767	$10,350
Add back restructuring and other charges	900	(376)	2,175	426
Add back depreciation expense	766	869	2,372	2,520
Add back amortization expense	1,094	1,350	3,381	3,926
Add back amortization expense included in cost of revenue	3,388	3,515	10,824	10,797
Add back stock compensation expenses	750	764	1,132	1,760
Subtract exchange gain	(865)	(1,105)	(2,054)	(1,637)
Add back deferred revenue grind (1)	—	1,194	—	3,841

Adjusted EBITDA (2)	$13,221	$10,063	$39,597	$31,983

Adjusted EBITDA margin %	27%	19%	26%	20%

CDC Global Services Unaudited Reconciliation From GAAP Results to Adjusted EBITDA (Amounts in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2009	2010	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(2,165)	$(2,598)	$(6,947)	$(5,432)
Add back restructuring and other charges	1,460	1,457	5,253	5,244
Add back depreciation expense	84	84	220	241
Add back amortization expense	624	605	1,780	1,890
Add back amortization expense included in cost of revenue	1	4	12	6
Add back stock compensation expenses	286	135	590	335
Add back exchange loss	1	1	6	2
Add back deferred revenue grind (1)	—	—	—	—

Adjusted EBITDA from continuing operations	$291	$(312)	$914	$2,286

Adjusted EBITDA margin %	2%	-2%	2%	5%

CDC Games Corporation

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2009	2010	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(3,593)	$(1,061)	$(5,883)	$(3,043)
Add back restructuring and other charges	231	139	607	(173)
Add back depreciation expense	792	709	2,331	2,185
Add back amortization expense	—	—	23	—
Add back amortization expense included in cost of revenue	1,158	1,100	3,685	3,307
Add back stock compensation expenses	519	165	760	503
Add (subtract) exchange loss (gain)	—	—	—	—
Add back deferred revenue grind (1)	—	—	—	—

Adjusted EBITDA from continuing operations	$(893)	$1,052	$1,523	$2,779

Adjusted EBITDA margin %	-14%	16%	7%	13%

CDC China.com Unaudited Reconciliation From GAAP Results to Adjusted EBITDA (Amounts in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2009	2010	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(759)	$(515)	$(2,064)	$(1,426)
Add back restructuring and other charges	—	—	—	—
Add back depreciation expense	60	33	238	150
Add back amortization expense	—	—	—	—
Add back amortization expense included in cost of revenue	—	—	—	—
Add back stock compensation expenses	340	210	772	445
Add (subtract) exchange loss (gain)	—	—	—	—
Add back deferred revenue grind (1)	—	—	—	—

Adjusted EBITDA from continuing operations	$(359)	$(272)	$(1,054)	$(831)

Adjusted EBITDA margin %	-14%	-9%	-13%	-9%

Corporate Unaudited Reconciliation From GAAP Results to Adjusted EBITDA (Amounts in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2009	2010	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(2,656)	$(2,736)	$(9,229)	$(8,515)
Add back restructuring and other charges	(1,349)	(1,238)	(4,703)	(4,799)
Add back depreciation expense	13	—	39	17
Add back amortization expense	235	239	710	658
Add back amortization expense included in cost of revenue	—	—	—	—
Add back stock compensation expenses	472	190	871	1,069
Subtract exchange gain	16	(35)	16	(62)
Add back deferred revenue grind (1)	—	—	—	—

Adjusted EBITDA from continuing operations	$(3,269)	$(3,580)	$(12,296)	$(11,632)

(1)      Deferred revenue grind represents the fair value adjustment required to reduce the historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations plus a normal profit margin based on fulfillment effort.

(2)      Adjusted EBITDA does not include the adjustment related to capitalized software costs which are credited against research and development expenses in our consolidated statement of operations. Below is a summary of capitalized software credits for 2009 and 2010:

	Three months ended September 30,		Nine months ended September 30,
	2009	2010	2009	2010

Subtract capitalized software credit	$(905)	$—	$(3,000)	$—

CDC Corporation

Unaudited Reconciliation From GAAP Results to Non-GAAP Net Income

(Amounts in thousands of U.S. dollars)

	Three months ended
	September 30,	June 30,	September 30,
	2009	2010	2010
(a) Reconciliation from GAAP net income attributable to controlling interest to Non-GAAP net income and Non-GAAP net income per share
Net income (loss) attributable to controlling interest	$5,583	$(7,909)	$(6,100)
Add back loss (gain) from operations of discontinued subsidiaries, net of tax	139	—	—
Add back restructuring	1,242	878	(18)
Add back amortization expense	1,953	2,121	2,194
Add back amortization expense included in cost of revenue	4,547	4,558	4,619
Add back stock based compensation	2,367	1,535	1,464
Subtract capitalized software credits	(905)	—	—
Subtract exchange gain	(848)	(1,182)	(1,139)
Add back deferred revenue grind	—	1,444	1,194
Add back non cash tax expense	1,430	1,387	493
Tax affect on all reconciling items @ 30%	(2,761)	(3,266)	(2,930)

Non-GAAP net income	$12,747	$(434)	$(223)

Non-GAAP net income as % of revenue	17%	-1%	0%

Weighted average number of common shares outstanding - basic	35,333,465	35,232,253	35,162,009
Weighted average number of common shares outstanding - diluted	36,051,224	35,232,253	35,162,009

Non-GAAP net income per share - basic	$0.36	$(0.01)	$(0.01)
Non-GAAP net income per share - diluted	$0.35	$(0.01)	$(0.01)

CDC Corporation

Unaudited Revenue Details

(Amounts in thousands of U.S. dollars)

	Three months ended September 30, 2009
	CDC Software	Global Services	CDC Games	China.com	Elimination of Intersegment Revenue	Total
Segment revenue from external customers:
Software:
Licenses	$7,618	$124	$—	$—	$—	$7,742
Maintenance	25,414	—	—	—	—	25,414
Professional services	14,882	18,138	—	—	—	33,020
Hardware	697	961	—	—	—	1,658
SaaS	—	—	—	—	—	—
CDC Games	—	—	6,163	—	—	6,163
China.com	—	—	—	2,652	—	2,652

Total consolidated revenue	$48,611	$19,223	$6,163	$2,652	$—	$76,649

	Three months ended June 30, 2010
	CDC Software	Global Services	CDC Games	China.com	Elimination of Intersegment Revenue	Total
Segment revenue from external customers:
Software:
Licenses	$8,817	$78	$—	$—	$—	$8,895
Maintenance	23,866	—	—	—	—	23,866
Professional services	16,624	16,441	—	—	(1,797)	31,268
Hardware	1,141	1,045	—	—	—	2,186
SaaS	2,143	—	—	—	—	2,143
CDC Games	—	—	7,111	—	—	7,111
China.com	—	—	—	3,092	—	3,092

Total consolidated revenue	$52,591	$17,564	$7,111	$3,092	$(1,797)	$78,561

	Three months ended September 30, 2010
	CDC Software	Global Services	CDC Games	China.com	Elimination of Intersegment Revenue	Total
Segment revenue from external customers:
Software:
Licenses	$9,006	$43	$—	$—	$—	$9,049
Maintenance	25,240	—	—	—	—	25,240
Professional services	14,702	17,251	—	—	(2,750)	29,203
Hardware	567	1,326	—	—	—	1,893
SaaS	3,492	—	—	—	—	3,492
CDC Games	—	—	6,384	—	—	6,384
China.com	—	—	—	3,095	—	3,095

Total consolidated revenue	$53,007	$18,620	$6,384	$3,095	$(2,750)	$78,356

CDC Corporation Unaudited Revenue Details (Amounts in thousands of U.S. dollars)

	Nine months ended September 30, 2009
	CDC Software	Global Services	CDC Games	China.com	Elimination of Intersegment Revenue	Total
Segment revenue from external customers:
Software:
Licenses	$22,574	$1,163	$—	$—	$—	$23,737
Maintenance	74,432	—	—	—	—	74,432
Professional services	50,866	53,280	—	—	—	104,146
Hardware	1,701	3,138	—	—	—	4,839
SaaS	—	—	—	—	—	—
CDC Games	—	—	21,879	—	—	21,879
China.com	—	—	—	8,112	—	8,112

Total consolidated revenue	$149,573	$57,581	$21,879	$8,112	$—	$237,145

	Nine months ended September 30, 2010
	CDC Software	Global Services	CDC Games	China.com	Elimination of Intersegment Revenue	Total
Segment revenue from external customers:
Software:
Licenses	$25,746	$128	$—	$—	$—	$25,874
Maintenance	73,976	—	—	—	—	73,976
Professional services	46,624	49,004	—	—	(4,547)	91,081
Hardware	2,615	3,493	—	—	—	6,108
SaaS	7,165	—	—	—	—	7,165
CDC Games	—	—	21,463	—	—	21,463
China.com	—	—	—	9,091	—	9,091

Total consolidated revenue	$156,126	$52,625	$21,463	$9,091	$(4,547)	$234,758

CDC Corporation

Unaudited Reconciliation From GAAP Cash to Non GAAP Cash

(Amounts in thousands of U.S. dollars)

September 30,
2010
(a) Non GAAP Cash and Cash Equivalents Reconciliation
Cash	$90,918
Add restricted cash	140
Add available for sale securities - current	1,427
Investments (1)	11,518

Non GAAP cash and cash equivalents	$104,003

(1) - Excludes investments of $1,512 in franchise and strategic cloud investment partners at September 30, 2010.

CDC Corporation

Unaudited Basic and Diluted Earnings (Loss) Per Share Computation

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2009	2010	2009	2010
Numerator for earnings (loss) from continuing operations attributable to controlling interest per common share:
Net income (loss) from continuing operations	$6,614	$(5,993)	$17,772	$(16,747)
Net adjustments for (income) loss attributable to noncontrolling interest and dilutive effect of subsidiary issued stock (1)	(892)	(480)	(825)	(1,114)

Adjusted income (loss) from continuing operations	5,722	(6,473)	16,947	(17,861)
Amount allocated to convertible notes (2)	(281)	—	(1,574)	—

Net income (loss) from continuing operations attributable to controlling interest	$5,441	$(6,473)	$15,373	$(17,861)

Numerator for earnings (loss) attributable to controlling interest per common share:
Net income (loss) from continuing operations attributable to controlling interest	$5,441	$(6,473)	$15,373	$(17,861)
Loss income from operations of discontinued subsidiaries, net of tax	(139)	—	(409)	—
Income from operations of discontinued subsidiaries allocated to convertible notes (2)	7	—	38	—

Net income (loss) attributable to controlling interest	$5,309	$(6,473)	$15,002	$(17,861)

Denominator:
Weighted average number of common shares outstanding - basic	35,333,465	35,162,009	35,415,668	35,222,234
Employee compensation related to common shares including stock options	717,759	—	182,588	—

Weighted average number of common shares outstanding - diluted	36,051,224	35,162,009	35,598,257	35,222,234

Per share amounts:
Earnings (loss) from continuing operations attributable to controlling interest per common share - basic and dilutive	$0.15	$(0.18)	$0.43	$(0.51)

Earnings (loss) attributable to controlling interest per common share - basic and dilutive	$0.15	$(0.18)	$0.42	$(0.51)

(1)	Includes the dilutive effects of subsidiary-issued stock-based awards, if any, and adjustments for discontinued operations.
(2)	Income has been allocated to common stock and convertible notes based on their respective rights to share in dividends. In accordance with FASB Accounting Standards Codification 260, “Earnings Per Share” the Company’s convertible notes meet the definition of participating securities and are included in the basic earnings per share using the two-class stock method and in diluted earnings per share using the more dilutive of the if-converted method or two-class stock method.

CDC Corporation

Unaudited Reconciliation of GAAP Revenue to Non-GAAP Revenue

(Amounts in thousands of U.S. dollars)

	Three Months Ended September 30, 2009
	GAAP Revenue	Non-GAAP Adjustment	Non-GAAP Revenue
Software	$48,611	$—	$48,611
Global Services	19,223	—	19,223
CDC Games	6,163	—	6,163
China.com	2,652	—	2,652

Total revenue	$76,649	$—	$76,649

	Three Months Ended June 30, 2010
	GAAP Revenue	Non-GAAP Adjustment (1)	Non-GAAP Revenue
Software	$52,591	$1,444	$54,035
Global Services	15,767	—	15,767
CDC Games	7,111	—	7,111
China.com	3,092	—	3,092

Total revenue	$78,561	$1,444	$80,005

	Three Months Ended September 30, 2010
	GAAP Revenue	Non-GAAP Adjustment (1)	Non-GAAP Revenue
Software	$53,007	$1,194	$54,201
Global Services	15,870	—	15,870
CDC Games	6,384	—	6,384
China.com	3,095	—	3,095

Total revenue	$78,356	$1,194	$79,550

(1)	Non-GAAP adjustment represents deferred revenue grind adjustment required to reduce the historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations plus a normal profit margin based on fulfillment effort.